
SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH. D.C. 213 SECTION


07004530

AB 3/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48969

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EFG Capital International Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, 9th floor
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Juan Massens (305) 482-8010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterHouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

401 Las East Las Olas Boulevard, Suite 1000 Ft. Lauderdale, Fl 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sixto Campano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EFG Capital International Corp., as of February 22, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUAN C. MASSENS
MY COMMISSION # DD 344881
EXPIRES: December 9, 2008
Bonded Thru Notary Public Underwriters

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
213
SECTION

EFG Capital International Corp.

(A wholly-owned subsidiary of EFG International)

Consolidated Statement of Financial Condition

December 31, 2006

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG International)
Index
December 31, 2006

Page(s)



PricewaterhouseCoopers LLP
401 East Las Olas Boulevard
Suite 1800
Fort Lauderdale FL 33301
Telephone (954) 764 7111
Facsimile (954) 525 4453

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of EFG Capital International Corp. (a wholly-owned subsidiary of EFG International) at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2007

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG International)
Consolidated Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	7,621,335
Receivable from customers		2,724,480
Accounts receivable		871,673
Due from affiliates		284,049
Due from broker		421,370
Due from employees		128,028
Securities owned		641,842
Furniture, equipment and leasehold improvements, net		2,078,616
Intangible assets, net		6,252,639
Goodwill		5,896,809
Other assets		280,210
Total assets	$	27,201,051
Liabilities and Stockholder's Equity		
Accounts payable	$	366,868
Payable to broker		2,692,839
Payable to customers		417,992
Accrued expenses and other liabilities		3,672,545
Subordinated loan from related party		11,000,000
Total liabilities		18,150,244
Stockholder's equity		
Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)		10
Additional paid-in capital		12,199,990
Accumulated deficit		(3,149,193)
Total stockholder's equity		9,050,807
Total liabilities and stockholder's equity	$	27,201,051

The accompanying notes are an integral part of this financial statement.

EFG Capital International Corp.
(a wholly-owned subsidiary of EFG International)
Notes to the Consolidated Financial Statement
December 31, 2006

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG International (the "Parent") who with its ultimate parent, EFG Group, is headquartered in Switzerland.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Securities and Exchange Act of 1940.

The Company provides its customers with investment and brokerage related financial services, including investment advisory and portfolio management. The Company buys and sells securities primarily for Latin American customers, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis.

The Company utilizes either a third party or EFG Bank, an affiliate, to settle all trades. Custody of securities owned by customers is maintained by either a third party through a clearing agreement or by EFG Bank. EFG Bank may derive income from products and services it provides to these customers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). EFG owns 100% of the Peruvian subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies all highly liquid instruments with original maturities of three months or less from date of purchase as cash equivalents.

Securities Owned
Securities owned, consisting of investments in a limited liability partnership, and a US Treasury Note, are recorded at fair value. Fair value for the US Treasury Note is based on quoted market price. The Company's investment in a limited liability partnership (venture capital fund) invests in public and private companies, and fair value is based upon the fund manager's valuation of the partnership investment.

Furniture, Equipment and Leasehold Improvements, Net
Furniture, equipment and leasehold improvements are recorded at cost. Additions and leasehold improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided for on the straight-line basis and using estimated useful lives of 3 to 7 years. Leasehold improvements are amortized over the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of a broker dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Customer's Securities Transactions
Customers' securities transactions and the related riskless principal trading, commissions and brokerage fees revenues and expenses are recorded on trade date. Receivable from customers and payable to brokers represent security transactions that have not settled. The Company generates revenues from certain funds related by placing customer investments in these funds. Fees are earned based on contractual agreements with those various funds.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset may not be realized.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

For the year ended December 31, 2006, the Company did not record any impairment losses.

Commitments
The Company entered into employment agreements with several employees of the broker dealer acquired in 2005. The agreements, which expire in 2008, require payment of salaries and bonuses for each year if certain conditions are met.

3. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2006, $15,000 has been restricted and segregated in a 15c3-3 account. This amount is included in cash and cash equivalents in the consolidated statement of condition.

4. Securities Owned

At December 31, 2006 securities owned consist of the following:

Millenia Partner II fund	$	395,934
US Treasury Note - 3.625% Maturity June 30,2007		245,908
	$	641,842

The Company's investment in the Millenia Partner II fund is subject to potential future capital calls of up to $128,000. Net unrealized gains of $143,955 are included in the statements of operations.

5. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2006:

Furniture	$	640,166
Equipment		1,366,193
Leasehold improvements		1,161,423
		3,167,782
Less: accumulated depreciation and amortization		(1,089,166)
	$	2,078,616

Depreciation and amortization expense was $546,171 for year ended December 31, 2006.

6. Intangible Assets

Intangible assets consist of the following at December 31, 2006:

Customer relationships	$ 6,800,000
Covenant not to compete	85,000
Broker-dealer license	50,000
	6,935,000
Less accumulated amortization	(682,361)
	$ 6,252,639

Amortization expense amounted to $470,206 for the period ended December 31, 2006. Estimated annual amortization expense for each of the years ended December 31, 2007 through December 31, 2020 is approximately $453,000.

7. Related Party Transactions

The Company performed broker-dealer services for EFG Bank and other affiliates and recognized commission revenue of $1,839,965 for the year ended December 31, 2006. Amounts due from affiliates were $284,049 at December 31, 2006.

Effective January 1, 2005, the Company entered into a revenue sharing agreement (the "Agreement") with EFG Bank and EFG International, which allows the Company to be compensated at an amount determined in the Agreement for the introduction of customers to the affiliate and other fees. The Agreement was renewed on February 21, 2007 and expires on December 31, 2011. The Company earned revenues of $12,100,850 pursuant to the Agreement for the year ended December 31, 2006.

Effective August 9, 2005, the Company entered into a subordinated loan agreement ("SLA") with EFG Bank, in the amount of $11,000,000. On September 30, 2006, the SLA maturity was extended to September 30, 2007 and EFG International, the Company's parent, substituted EFG Bank as lender. The SLA carries an interest rate of 7.2% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by the NASD and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by the NASD. The amount of the subordinated liability is considered part of the Company's regulatory capital. At December 31, 2006 interest payable to EFG International of $204,600 is included in accrued expenses and other liabilities. During the year ended December 31, 2006, the Company paid $759,503 in interest.

An affiliate of the parent administers a fund in which the Company's customers participate. The Company paid $28,076 in fees for these services for the year ended December 31, 2006.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2006, due from employees amounted to $128,028 including accrued interest.

8. Clearing Agreements

Clearing and depository operations for the Company's securities transactions are provided by EFG Bank and by Bear Stearns, a third-party broker-dealer whose principal office is in New York. Pursuant to the Company's agreement with its clearing broker-dealer, Bear Stearns, the Company is required to maintain a $250,000 security escrow deposit. The deposit consists of the U.S. Treasury note included in securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements

The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2006, the Company had net capital (as defined) of $3,781,320 which was $3,304,638 in excess of that required. The Company's net capital ratio was 1.89 to 1.

10. Commitments and Contingencies

Leases

The Company rents office premises and telecommunications equipment under non cancelable operating lease agreements. In September 2006, the Company entered into a new operating lease for a period of 10 years.

Operating lease obligations as of December 31, 2006 are as follows:

Year	Amount
2007	$ 790,262
2008	817,218
2009	741,537
2010	763,115
2011	785,362
2012 and thereafter	3,992,885
	$ 7,890,379

Rent expense was $958,941 for the year ended December 31, 2006.

Concentration of Credit Risk

The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $7,621,335 at December 31, 2006.

Legal Matters

In December 2002, a suit was filed in Florida state court, whereby a group of investors are seeking approximately $12.6 million in lost investments. Due to inactivity in this case, the court issued a Notice of Lack of Prosecution. While plaintiffs responded to the notice, it is unclear if plaintiffs intend to prosecute this case. If they do, EFG Capital will defend this case vigorously. In management's opinion, the resolution of this claim will not have a material effect on the Company's financial condition or results of operations. The Company duly notified its insurance carrier at the outset of this matter.

11. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $15,000 each year, adjusted annually in accordance with the provisions of the Plan. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. In 2006, the Company incurred $232,254 in expenses under this plan.

12. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owed by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that the cash or the securities to settle are available in the customer's custody account.

13. Income Taxes

At December 31, 2006, the Company's deferred tax asset, net consists of the following tax-effected temporary differences:

	Amount
Net operating loss carryforward	$ 1,344,110
Intangibles	(1,391,754)
Other	108,273
Deferred tax asset, net	$ 60,629

During 2006, the Company utilized approximately $500,000 of its net operating loss carryforwards to offset 2006 taxable income. The Company has remaining net operating loss carryforwards of approximately $3.6 million which expire during the period 2017 to 2021. Other temporary differences are primarily attributable to differences in tax and book depreciation and the recognition of bonus payments.

During 2006, the Company recorded an adjustment of approximately $958,000 to Goodwill and its deferred tax accounts to reflect the recognition of deferred tax liabilities assumed in the 2005 acquisition of a broker dealer.

Management periodically conducts evaluations to determine whether it is more likely than not that some or the entire deferred tax asset will not be realized. As a result of this analysis, the Company determined that the deferred tax asset is appropriate.


END